LEGACY
HOTELS

REAL ESTATE INVESTMENT TRUST

File No. 82-34729


03024785

July 22, 2003

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
Judiciary Plaza
450 Fifth Street N.W.
Washington, D.C. 20549

Re: Information Furnished Pursuant to Rule 12g3-2(b)(1)(iv) under the Securities Exchange Act of 1934, as Amended

Ladies and Gentlemen:

Legacy Hotels Real Estate Investment Trust (the "Trust") established an exemption from the reporting requirements of the Securities Exchange Act of 1934, as amended (the " Exchange Act"), pursuant to Rule 12g3-2(b) under the Exchange Act on April 29, 2003. In connection with such exemption, each of the following additional documents, communications or information is furnished pursuant to Rule 12g3-2(b)(1)(iii):

Press release dated July 22, 2003

- **Legacy Hotels Real Estate Investment Trust Reports Second Quarter 2003 Results**

The Trust is providing the enclosed documents, communications and information, and will provide future documents, communications and information, in reliance upon (1) Rule 12g3-2(b)(4) to the effect that such information and documents are not deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act and (2) Rule 12g3-2(b)(5) to the effect that the furnishing of such documents, communications and information shall not constitute an admission for any purpose that the Trust is subject to the Exchange Act.

dlw 7/24

CANADIAN PACIFIC TOWER
100 WELLINGTON ST. W. SUITE 1600, TD CENTRE
P.O. BOX 40, TORONTO, ONTARIO M5K 1B7
TELEPHONE: 416 874-2600 FAX: 416 874-2601

If you have any questions in connection with this submission, please communicate with our United States counsel, Robert P. Freeman, Esq., of Sidley Austin Brown & Wood, who may be contacted at 312/853-6099.

Very truly yours,
LEGACY HOTELS REAL ESTATE INVESTMENT TRUST

By: 
Sari L. Diamond
Secretary

Enclosure

cc: Robert P. Freeman, Esq.



File Number: 82-34729

LEGACY
HOTELS

REAL ESTATE INVESTMENT TRUST

For immediate release

LEGACY HOTELS REAL ESTATE INVESTMENT TRUST REPORTS SECOND QUARTER 2003 RESULTS

TORONTO, July 22, 2003 - Legacy Hotels Real Estate Investment Trust ("Legacy") (TSX: LGY.UN) today announced its unaudited financial results for the three and six months ended June 30, 2003. All amounts are in Canadian dollars unless otherwise indicated.

"The Canadian lodging industry faced an exceptionally challenging period in the second quarter. The combined impact of severe acute respiratory syndrome ("SARS"), recent airline industry problems and a weak U.S. economy created a difficult operating environment," said Neil J. Labatte, Legacy's President and Chief Executive Officer. "We have been particularly affected by these events given our significant presence in the Toronto market and the relatively high component of international guests throughout our portfolio."

"While the actual health risks associated with SARS appear to have dissipated, ongoing consumer concerns continue to impact the Canadian travel industry in the near-term. Accordingly, we anticipate that third quarter earnings, traditionally our strongest period, will be significantly below historical levels. We continue to manage our business based on the assumption that following this difficult period, we will see a sharp improvement in 2004 performance, " said Mr. Labatte.

"There appears to be some early signs of a recovery in the U.S. travel industry. We expect our Washington property to perform as originally planned for the year despite the impact of the war in Iraq on travel. We also anticipate the Olympic Hotel in Seattle to positively contribute to earnings in 2003 following its acquisition in the third quarter," continued Mr. Labatte.

"We recognize the importance of regular distributions to our unitholders. While we believe that Legacy's operating fundamentals remain sound, given our near-term outlook, the Board of Trustees felt it was prudent not to make a second quarter distribution," commented Mr. Labatte. "Legacy's objective is to pay stable and growing distributions to its unitholders. Our intention is to resume an appropriate distribution level as soon as operating performance permits."

Three Months Ended June 30, 2003

Legacy's second quarter revenues declined 6.4% to $165.8 million. Lower travel volumes were realized at many major Canadian cities, most notably in Toronto, as concerns over SARS resulted in a substantial decline in demand. Revenues at our three Toronto hotels decreased approximately 40% in the second quarter of 2003 as compared to the prior year. Renovation disruptions at Fairmont The Queen Elizabeth also negatively impacted revenues this quarter. The third phase of renovations was completed during the quarter, in time for the property's busy summer season. The acquisition of the Sheraton Suites Calgary Eau Claire and The Fairmont Washington contributed $18.6 million in revenues during the second quarter.

Hotel EBITDA[1] declined to $34.1 million from $49.2 million in 2002. While cost structures have been adjusted to account for lower occupancies, the portfolio is being managed on the premise that demand will recover in the near future. The impact of lower revenues on hotel EBITDA is pronounced given the

fixed nature of operating costs at lower occupancy levels and our desire to maintain luxury and first-class service levels for our guests. Margins were also impacted by higher energy costs with both rising prices and increased consumption due to the cold spring in several regions.

Second quarter net income of $4.7 million compared to $25.6 million in 2002. Basic and diluted net income per unit was $0.01 compared to basic net income per unit of $0.27 and diluted net income per unit of $0.25 in 2002. This decrease reflects the lower hotel EBITDA coupled with increased financing and amortization costs related to the 2002 hotel acquisitions. Distributable income[2] for the period was $0.08 per unit compared to $0.28 per unit in the prior period.

Revenue per available room ("RevPAR") for the portfolio decreased 19.8% to $103.07 for the second quarter. RevPAR was impacted by declines in both occupancy and average daily rates ("ADR") of 12.1 points and 4.5%, respectively. As indicated, SARS greatly impacted operating results in the Toronto market during the second quarter of 2003, most notably as a result of occupancy declines.

At the Fairmont managed properties, RevPAR was down 22.4% to $113.33. At The Fairmont Royal York, RevPAR was approximately half of 2002 levels as occupancy declined approximately 30 points. Ongoing renovation activity during the quarter at Fairmont The Queen Elizabeth also negatively impacted RevPAR. At the Delta managed properties, RevPAR of $86.37 was down 13.6% due to a combination of a 9.6 point decrease in occupancy and a 0.7% decline in ADR. Legacy's two Delta managed properties in Toronto had RevPAR declines of approximately 40%. Overall, our Delta managed properties continue to outperform our Fairmont portfolio given Fairmont's larger component of international travellers.

Six months ended June 30, 2003

Revenues increased $2.9 million or 1.0% to $296.0 million for the six months ended June 30, 2003. The acquisitions of the Sheraton Suites Calgary Eau Claire and The Fairmont Washington contributed $34.4 million in revenues during this period. The decrease throughout the balance of the portfolio is reflective of reduced travel volumes in most major Canadian cities, most notably in Toronto. Hotel EBITDA decreased $17.7 million or 30.9% to $39.6 million as compared to $57.3 million in the first half of 2002.

Legacy realized a net loss of $16.7 million compared to net income of $10.0 million in 2002. Basic and diluted net loss per unit was $0.22 compared to basic and diluted net income per unit of $0.06 in the prior period. The decrease is a result of weaker operating performance, most notably in the second quarter of 2003 compared to the same quarter in 2002, and the inclusion of a full period of interest on the unsecured subordinated convertible debentures.

For the first half of 2003, RevPAR for the portfolio decreased 12.8% to $91.00. RevPAR was impacted by declines in both occupancy and ADR of 7.0 points and 2.5%, respectively. At the Fairmont properties, RevPAR was $98.13, representing a decrease of 16.2% compared to the prior period. The impact of SARS during the second quarter at The Fairmont Royal York and renovation activity at Fairmont The Queen Elizabeth negatively impacted RevPAR year-to-date in 2003. At the Delta properties, RevPAR of $79.39 was down 5.1%. The decline is primarily attributable to lower second quarter RevPAR performance at Legacy's two Delta managed properties in Toronto.

Corporate Developments

In October 2002, Legacy agreed to purchase the Four Seasons Olympic, a AAA Five Diamond hotel located in Seattle. Subject to the satisfaction of customary closing conditions and third-party approvals, Legacy will acquire the Olympic Hotel during the third quarter. Legacy has entered into an agreement with Fairmont Hotels & Resorts ("Fairmont") for a long-term management contract and Fairmont has agreed to make a payment to Legacy to acquire this contract. The purchase price for the property is

approximately US$100 million, or Cdn$139 million, subject to adjustments and closing costs. Legacy expects to use mortgage financing and lines of credit to finance the purchase of the hotel.

Capital expenditures during the quarter totalled $17.0 million. Profit-enhancing projects completed during the second quarter included guestroom and corridor upgrades at the Fairmont Château Laurier and the third phase of Fairmont The Queen Elizabeth's renovation program involving upgrades to the lobby, meeting space and guestrooms. Attractive returns on the capital invested are expectedonce the properties realize the full benefit of these improvements, which typically occurs two to three years after completion. The addition of Fairmont Gold at The Fairmont Washington, D.C. began late in the quarter with an anticipated completion in the fall. In 2003, Legacy expects to invest a total of approximately $70 million in its properties.

Legacy will host a conference call today at 1:30 p.m. Eastern Time to discuss these results. Please dial 416.695.5806 or 1.800.273.9672 to access the call. You will be required to identify yourself and the organization on whose behalf you are participating. A recording of this call will be made available beginning at 3:30 p.m. on July 22, 2003 through to 3:30 p.m. on July 29, 2003. To access the recording please dial 416.695.5800 or 1.800.408.3053 and use the reservation number 1442412.

A live audio webcast of the conference call will be available via Legacy's website (www.legacyhotels.ca). An archived recording of the webcast will remain available on the website until the following earnings conference call.

Legacy is Canada's premier hotel real estate investment trust with 22 luxury and first-class hotels in Canada and one in the United States, consisting of over 10,000 guestrooms. The portfolio includes landmark properties such as Fairmont Le Château Frontenac, The Fairmont Royal York, The Fairmont Empress and The Fairmont Washington, D.C.

This press release contains certain forward-looking statements relating, but not limited to, Legacy's operations, anticipated financial performance, business prospects and strategies. Forward-looking information typically contains statements with words such as "anticipate", "believe", "expect", "plan" or similar words suggesting future outcomes. Such forward-looking statements are subject to risks, uncertainties and other factors, which could cause actual results to differ materially from future results expressed, projected or implied by such forward-looking statements. Such factors include, but are not limited to economic, competitive and lodging industry conditions. Legacy disclaims any responsibility to update any such forward-looking statements.

	Three months ended June 30		Six months ended June 30	
	2003	2002	2003	2002
RevPAR [3]	$ 103.07	$ 128.55	$ 91.00	$ 104.38
ADR [3]	$ 163.05	$ 170.67	$ 152.53	$ 156.41
Occupancy [3]	63.2%	75.3%	59.7%	66.7%
RevPAR – Fairmont Regional				
British Columbia	$ 136.64	$ 160.00	$ 104.75	$ 118.87
Alberta	105.99	117.13	95.06	101.18
Saskatchewan and Manitoba	86.80	90.22	73.38	78.51
Ontario	89.63	153.11	95.48	127.95
Quebec	125.70	147.76	101.13	117.28
Total	$ 113.33	$ 146.10	$ 98.13	$ 117.06

RevPAR – Delta Regional				
Alberta	$ 74.97	$ 99.91	$ 84.36	$ 97.97
Saskatchewan and Manitoba	80.17	83.70	70.42	71.26
Ontario	70.33	98.47	75.61	88.97
Quebec	111.99	126.54	95.38	95.06
Maritimes	91.20	92.60	75.89	74.02
Total	$ 86.37	$ 99.93	$ 79.39	$ 83.70

In thousands of Canadian dollars (except per unit amounts)

	Three months ended June 30		Six months ended June 30	
	2003	2002	2003	2002
Revenues	$ 165,834	$ 177,159	$ 296,043	$ 293,148
Hotel EBITDA[1]	34,112	49,225	39,618	57,301
Net income(loss)	4,684	25,574	(16,704)	9,997
Distributable income(loss)[2]	8,143	23,904	(9,115)	10,917
Net income(loss) per unit	0.01	0.27	(0.22)	0.06
Diluted net income(loss) per unit	0.01	0.25	(0.22)	0.06
Distributable income(loss) per unit	0.08	0.28	(0.09)	0.13
Diluted distributable income(loss) per unit	0.08	0.26	(0.09)	0.13
Distributions declared per unit	0.00	0.185	0.185	0.37

1. Hotel EBITDA is defined as income before interest, taxes, amortization, advisory fees and other income and expenses. Management considers hotel EBITDA to be a meaningful indicator of hotel operations, however, readers are cautioned that hotel EBITDA is not a defined measure of operating performance under Canadian generally accepted accounting principles. Legacy's calculation of hotel EBITDA may be different than the calculations used by other entities.
2. Distributable income(loss) is calculated as net income(loss) before amortization, income taxes and special charges less the capital replacement reserve. This amount is determined in accordance with the Declaration of Trust and is intended to approximate Legacy's taxable income, which forms the basis of distributions to unitholders. Special charges and the capital replacement reserve are determined at the discretion of the Board of Trustees. Readers are cautioned that distributable income(loss) is not a defined measure of operating performance under Canadian generally accepted accounting principles. Legacy's calculation of distributable income(loss) may be different than the calculations used by other entities.
3. Revenue per available room ("RevPAR"), average daily rate ("ADR") and occupancy figures are based on the properties owned by Legacy for at least the entire current and prior periods. Both the Sheraton Suites Calgary Eau Claire and The Fairmont Washington, D.C. are excluded from the comparable hotels since they were not part of the portfolio for the entire current and prior periods. The calculation of operating statistics was modified during the second quarter to conform with the common practice in the lodging industry. Previously, Legacy reported its operating statistics on an "as if owned" basis, whereby all hotels were included for the full current and prior period as if owned for the full periods presented. Management considers RevPAR, ADR and occupancy to be meaningful indicators of hotel operations, however, readers are cautioned that they are not defined measures of operating performance under GAAP. Legacy's calculation of RevPAR, ADR and occupancy may be different than those used by other lodging entities.

-30-

Contacts:

M. Jerry Patava
Executive Vice President and
Chief Financial Officer
Tel: 416.874.2450

Chantal Nappert
Investor Relations
Tel: 416.874.2765
Email: investor@legacyhotels.ca
Website: www.legacyhotels.ca

Legacy Hotels Real Estate Investment Trust
Consolidated Balance Sheets
(Stated in thousands of Canadian dollars)
(Unaudited)

	June 30, 2003	December 31, 2002
ASSETS		
Current assets		
Cash and cash equivalents	$ 14,748	$ 46,224
Accounts receivable	46,837	41,446
Inventory	6,059	6,211
Prepaid expenses	17,066	5,014
	84,710	98,895
Property and equipment	1,721,440	1,745,667
Goodwill	35,425	35,425
Other assets	25,901	28,174
Future income taxes	2,651	1,083
	$ 1,870,127	$ 1,909,244
LIABILITIES		
Current liabilities		
Bank loans (note 3)	$ 39,823	$ -
Accounts payable and accrued liabilities	71,805	67,925
Accrued distributions and dividends	2,898	2,946
Current portion of long-term debt	157,298	157,295
Other	132	132
	271,956	228,298
Long-term debt	572,376	587,613
Other liabilities	18,603	22,012
Future income taxes	38,872	38,495
Unitholders' interest		
Units (note 4)	795,682	795,682
Contributed surplus	49	49
Exchangeable shares (note 5)	126,420	126,420
Convertible debentures (note 6)	146,606	145,931
Foreign currency translation adjustments	(21,332)	2,246
Deficit	(79,105)	(37,502)
	968,320	1,032,826
	$ 1,870,127	$ 1,909,244

Legacy Hotels Real Estate Investment Trust
Consolidated Statements of Operations
(Stated in thousands of Canadian dollars except per unit amounts)
(Unaudited)

	Three months ended June 30		Six months ended June 30	
	2003	**2002**	**2003**	**2002**
Revenues				
Room	**$ 100,645**	$ 111,802	**$ 177,826**	$ 180,579
Food and beverage	**56,626**	56,331	**101,419**	96,040
Other	**8,563**	9,026	**16,798**	16,529
	165,834	177,159	**296,043**	293,148
Operating expenses	**112,885**	109,382	**219,814**	201,866
Gross operating profit	**52,949**	67,777	**76,229**	91,282
Hotel management fees	**5,398**	6,894	**9,477**	10,616
Property taxes, rent and insurance	**13,439**	11,658	**27,134**	23,365
Operating income from hotel operations before undernoted items	**34,112**	49,225	**39,618**	57,301
Other expenses				
Amortization of property and equipment	**11,073**	8,403	**22,230**	17,270
Advisory fees	**1,963**	1,766	**3,979**	3,437
Other	**1,106**	614	**1,599**	1,174
	14,142	10,783	**27,808**	21,881
Income before interest expense and income tax expense	**19,970**	38,442	**11,810**	35,420
Interest expense, net	**14,562**	12,126	**28,302**	24,188
Income (loss) before income tax expense	**5,408**	26,316	**(16,492)**	11,232
Income tax expense/(recovery)				
Current	**584**	151	**734**	300
Future	**140**	591	**(522)**	935
	724	742	**212**	1,235
Net income (loss) for the period	**$ 4,684**	$ 25,574	**$ (16,704)**	$ 9,997
Basic net income (loss) per unit (note 7)	**$ 0.01**	$ 0.27	**$ (0.22)**	$ 0.06
Diluted net income (loss) per unit (note 7)	**$ 0.01**	$ 0.25	**$ (0.22)**	$ 0.06

Legacy Hotels Real Estate Investment Trust
Consolidated Statements of Deficit
(Stated in thousands of Canadian dollars)
(Unaudited)

	Three months ended June 30		Six months ended June 30	
	2003	2002	**2003**	2002
Deficit - beginning of period	**$ (80,553)**	$ (51,254)	**$ (37,502)**	$ (19,339)
Net income (loss) for the period	**4,684**	25,574	**(16,704)**	9,997
Distributions in the period	**-**	(12,816)	**(16,533)**	(25,532)
Dividends on exchangeable shares	**-**	(1,942)	**(1,942)**	(3,884)
Part VI.1 tax on exchangeable share dividends	**-**	(777)	**(777)**	(1,554)
Part VI.1 tax deduction	**-**	699	**793**	1,398
Accretion of convertible debenture issuance costs (note 6)	**(337)**	(337)	**(675)**	(506)
Distributions on convertible debentures (note 6)	**(2,899)**	(2,899)	**(5,765)**	(4,332)
Deficit - end of period	**$ (79,105)**	$ (43,752)	**$ (79,105)**	$ (43,752)

Legacy Hotels Real Estate Investment Trust
Consolidated Statements of Cash Flows
(Stated in thousands of Canadian dollars)
(Unaudited)

	Three months ended June 30		Six months ended June 30	
	2003	2002	**2003**	2002
Cash provided by (used in):				
OPERATING ACTIVITIES				
Net income (loss) for the period	**$ 4,684**	$ 25,574	**$ (16,704)**	$ 9,997
Items not affecting cash				
Amortization of property and equipment	**11,073**	8,403	**22,230**	17,270
Gain on settlement of debentures	**-**	-	**-**	(177)
Part VI.1 tax	**-**	(777)	**(777)**	(1,554)
Future income taxes	**140**	591	**(522)**	935
Other	**199**	670	**748**	1,165
Changes in non-cash working capital (note 8)	**(13,799)**	(14,747)	**(14,140)**	(11,906)
	2,297	19,714	**(9,165)**	15,730
INVESTING ACTIVITIES				
Deposits held in escrow	**-**	(65,000)	**-**	(65,000)
Additions to property and equipment	**(16,964)**	(13,420)	**(32,360)**	(21,100)
Proceeds from sale of capital assets	**12**	-	**72**	-
Other assets	**(1,286)**	(147)	**(1,368)**	(139)
	(18,238)	(78,567)	**(33,656)**	(86,239)
FINANCING ACTIVITIES				
Distributions	**(16,533)**	(12,716)	**(16,533)**	(12,716)
Dividends on exchangeable shares	**(1,942)**	(1,942)	**(1,942)**	(1,942)
Convertible debentures distributions	**(5,813)**	-	**(5,813)**	-
Net proceeds from unit issuance	**-**	4,705	**-**	6,791
Net proceeds from bankers' acceptances	**39,823**	-	**39,823**	-
Net proceeds from convertible debentures	**-**	-	**-**	144,750
Repurchase of debentures for cancellation	**-**	-	**-**	(14,548)
Mortgage payments	**(1,750)**	(1,249)	**(3,508)**	(2,473)
Other	**(33)**	(33)	**(66)**	(66)
	13,752	(11,235)	**11,961**	119,796
Translation adjustments	**(356)**	-	**(616)**	-
Increase (decrease) in cash and cash equivalents balance during the period	**(2,545)**	(70,088)	**(31,476)**	49,287
Cash and cash equivalents balance - beginning of period	**17,293**	134,071	**46,224**	14,696
Cash and cash equivalents balance - end of period	**$ 14,748**	$ 63,983	**$ 14,748**	$ 63,983
SUPPLEMENTAL DISCLOSURE				
Income taxes paid	**846**	939	**1,842**	5,774
Interest paid	**17,368**	17,128	**27,295**	24,596

Legacy Hotels Real Estate Investment Trust
Notes to Interim Consolidated Financial Statements
June 30, 2003 and 2002
(Stated in thousands of Canadian dollars except per unit amounts)
(Unaudited)

1. Legacy Hotels Real Estate Invetment Trust ("Legacy") is an unincorporated closed-end real estate investment trust. Legacy holds a portfolio of 23 hotels of which 22 are located in 14 Canadian cities throughout nine provinces and one is located in Washington, D.C. All of Legacy's properties are managed by subsidiaries of Fairmont Hotels & Resorts Inc., who own an approximate 35% interest in Legacy.

   Results for the three and six months ended June 30, 2003 are not necessarily indicative of the results that may be expected for the full year due to seasonal and short-term variations. Revenues are typically higher in the second and third quarters versus the first and fourth quarters of the year in contrast to fixed costs such as amortization and interest, which are not significantly impacted by seasonal or short-term variations.

2. These interim consolidated financial statements do not include all disclosures as required by Canadian generally accepted accounting principles ("GAAP") for annual consolidated financial statements and should be read in conjunction with the audited consolidated financial statements for the year ended December 31, 2002. The accounting policies used in the preparation of these interim consolidated financial statements are consistent with the accounting policies used in the December 31, 2002 audited consolidated financial statements, except as discussed below:

   Long-lived assets

   Effective January 1, 2003, Legacy adopted the new recommendations of The Canadian Institute of Chartered Accountants ("CICA") with respect to accounting for the impairment of long-lived assets. This standard requires that long-lived assets be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Long-lived assets are reviewed at the individual hotel level, the lowest level for which identifiable cash flows are largely independent, when testing for and measuring impairment. Under the new standard, a two-step process will determine the impairment of long-lived assets held for use, with the first step determining when impairment is recognized and the second step measuring the amount of the impairment. Impairment losses will be recognized when the carrying amount of long-lived assets exceeds the sum of the undiscounted cash flows expected to result from their use and eventual disposition and will be measured as the amount by which the long-lived asset's carrying amount exceeds its fair value. Adoption of this new standard did not have an impact on Legacy's financial position, results of operations or cash flows.

   Also effective January 1, 2003, Legacy adopted the new CICA recommendations relating to the disposal of long-lived assets. Subject to certain criteria, long-lived assets that management expects to dispose of by sale will be classified as held for sale. The related results of operations for these properties classified as held for sale will be reported in discontinued operations, with restatement of prior years. These recommendations are required for disposals after April 30, 2003, however, Legacy has elected for early adoption. This change had no impact on the financial statements of Legacy.

3. Legacy has two unsecured credit facilities totalling $130,000, comprised of a $30,000 revolving operating credit facility, designed to provide financing for the operations and a $100,000 revolving acquisition credit facility, designed to provide financing for acquisitions and other capital investments. As at June 30, 2003, $20,000 was drawn on each facility respectively.

4. At June 30, 2003, 89,360,094 units were outstanding (2002 - 69,276,387).

5. The exchangeable shares are entitled to a per share dividend equal to the ordinary unit distribution, less Part VI.1 taxes payable. Each exchangeable share is retractable at the fair market value of a Legacy unit after a minimum period of five years. The exchangeable shares are tied to voting certificates issued by Legacy that are entitled to one vote per voting certificate at meetings of unitholders. At June 30, 2003, 14,700,000 (2002 - 14,700,000) exchangeable shares were outstanding.

6. The convertible debentures are classified as equity on the consolidated balance sheet since Legacy may elect to satisfy the interest and principal obligations through the issuance of Legacy units. Similarly, interest payments and issuance costs are charged directly to retained earnings.

7. Net income (loss) per unit is based on net income available to unitholders divided by the weighted average number of units and exchangeable shares outstanding during the period, calculated as follows:

	Three months ended June 30		Six months ended June 30	
	2003	2002	**2003**	2002
Net income (loss)	**$ 4,684**	$ 25,574	**$ (16,704)**	$ 9,997
Part VI.1 tax, net of Part I tax deduction	**-**	(78)	**16**	(156)
Accretion of convertible debenture issuance costs	**(337)**	(337)	**(675)**	(506)
Distributions on convertible debentures	**(2,899)**	(2,899)	**(5,765)**	(4,332)
Net income (loss) available to unitholders	**1,448**	22,260	**(23,128)**	5,003
Add: Accretion of convertible debenture issuance costs	**-**	337	**-**	-
Distributions on convertible debentures	**-**	2,899	**-**	-
Diluted net income (loss) available to unitholders	**$ 1,448**	$ 25,496	**$ (23,128)**	$ 5,003
Weighted average number of units outstanding (thousands)	**89,360**	69,134	**89,360**	68,830
Weighted average number of exchangeable shares outstanding (thousands)	**14,700**	14,700	**14,700**	14,700
Basic weighted average number of units	**104,060**	83,834	**104,060**	83,530
Dilutive effect of convertible debentures	**-**	17,143	**-**	-
Dilutive effect of unit options	**3**	95	**11**	98
Diluted weighted average number of units	**104,063**	101,072	**104,071**	83,628

For the three and six months ended June 30, 2003 and six months ended June 30, 2002, debentures convertible into 17,142,857 units (2002 - 17,142,857) and the associated net income (loss) impact were excluded from the computation of diluted net income (loss) per unit because their effect was not dilutive.

8. Changes in non-cash working capital

	Three months ended June 30		Six months ended June 30	
	2003	2002	**2003**	2002
Increase in accounts receivable	**$ (12,223)**	$ (17,039)	**$ (7,099)**	$ (9,652)
(Increase) decrease in materials and supplies	**(91)**	(196)	**125**	(625)
Increase in prepaid expenses	**(7,673)**	(9,114)	**(12,091)**	(14,859)
Increase (decrease) in accounts payable and accrued liabilities	**6,188**	11,602	**4,925**	13,230
	$ (13,799)	$ (14,747)	**$ (14,140)**	$ (11,906)

9. On July 3, 2003, Legacy announced that a settlement had been reached on the arbitration proceedings between the current hotel owner and manager of the Four Seasons Olympic hotel in Seattle, Washington. The purchase, originally anounced in October 2002, was subject to these arbitration proceedings as well as a number of other conditions. Subject to the satisfaction of customary closing conditions and third-party approvals, Legacy will acquire the Olympic Hotel during the third quarter. The purchase price for the property is approximately US$100,000, or Cdn $139,000, subject to adjustments and closing costs. Legacy expects to use mortgage financing and lines of credit to finance the purchase of the hotel.

10. Certain of the prior period figures have been reclassified to conform with the presentation adopted for 2003.